Exhibit 99.1

Contents

CONDENSED CONSOLIDATED INCOME STATEMENTS	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	3

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	6

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7

1. Description of business and nature of operations	7

2. Basis of preperation and significant accounting policies	7

3. Expenses	10

4. Trade and other receivables	11

5. Trade and other payables	11

6. Inventories	12

7. Mining interests	13

8. Long-term debt	15

9. Gold stream obligation	18

10. Derivative instruments	19

11. Share capital	23

12. Income and mining taxes	26

13. Reclamation and closure cost obligations	27

14. Supplemental cash flow information	28

15. Segmented information	29

16. Fair value measurement	31

17. Contractual commitments	33

1	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED INCOME STATEMENTS

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	Note	2017	2016 (Note 2)
Revenue		169.5	154.5
Operating expenses	3	82.9	81.9
Depreciation and depletion		57.5	61.0
Revenue less cost of goods sold		29.1	11.6

Corporate administration		7.5	5.7
Share-based payment expenses	11	1.2	3.0
Exploration and business development		3.2	2.5
Earnings from operations		17.2	0.4

Finance income	3	0.2	0.3
Finance costs	3	(1.4)	(4.6)
Other gains	3	23.8	21.6
Income before taxes		39.8	17.7
Income tax (expense) recovery	12	(2.3)	7.9
Net earnings		37.5	25.6
Earnings per share
Basic	11	0.07	0.05
Diluted	11	0.07	0.05
Weighted average number of shares outstanding (in millions)
Basic	11	528.1	509.6
Diluted	11	528.9	510.7

See accompanying notes to the consolidated financial statements.

2	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)
Net earnings		37.5	25.6
Other comprehensive income(1)
Unrealized foreign exchange gain on cash and cash equivalents designated as hedging instruments		-	4.1
Reclassification of realized foreign exchange loss on cash and cash equivalents designated as hedging instruments		-	4.3
Unrealized loss on mark-to-market of diesel swap contracts	10	(0.4)	(0.5)
Reclassification of realized loss on settlement of diesel swap contracts	10	0.1	1.0
Gain (loss) on revaluation of gold stream obligation	9	17.2	(6.8)
Deferred income tax related to derivative instruments		(5.5)	2.0
Total other comprehensive income		11.4	4.1
Total comprehensive income		48.9	29.7

1.	All items recorded in other comprehensive income (“OCI”) will be reclassified in subsequent periods to net earnings or mining interest, as appropriate.

See accompanying notes to the consolidated financial statements.

3	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

		As at March 31 As at December 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)
Assets
Current assets
Cash and cash equivalents		349.5	185.9
Trade and other receivables	4	20.8	37.1
Inventories	6	159.6	150.4
Current income tax receivable		10.6	12.5
Derivative assets	10	4.5	18.0
Prepaid expenses and other		6.7	6.1
Total current assets		551.7	410.0
Non-current inventories	6	101.9	103.3
Mining interests	7	3,254.7	3,191.3
Deferred tax assets	12	227.2	224.9
Other		3.1	3.5
Total assets		4,138.6	3,933.0
Liabilities and equity
Current liabilities
Trade and other payables	5	165.0	169.2
Current income tax payable		9.9	6.2
Total current liabilities		174.9	175.4
Reclamation and closure cost obligations	13	91.3	81.0
Provisions		13.0	12.0
Gold stream obligation	9	232.3	246.5
Long-term debt	8	890.0	889.5
Deferred tax liabilities	12	446.4	455.2
Other		0.3	0.2
Total liabilities		1,848.2	1,859.8
Equity
Common shares	11	3,026.0	2,859.0
Contributed surplus		101.8	100.5
Other reserves		(21.6)	(33.0)
Deficit		(815.8)	(853.3)
Total equity		2,290.4	2,073.2
Total liabilities and equity		4,138.6	3,933.0

See accompanying notes to the consolidated financial statements.

4	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)
Common shares
Balance, beginning of period		2,859.0	2,841.0
Common share issuance	11	166.8	-
Shares issued for exercise of options and land purchases		0.2	1.9
Balance, end of period		3,026.0	2,842.9
Contributed surplus
Balance, beginning of period		100.5	102.3
Exercise of options and settlement of performance share units		(0.1)	(0.4)
Equity settled share-based payments		1.4	1.5
Balance, end of period		101.8	103.4
Other reserves
Balance, beginning of period		(33.0)	2.6
Change in fair value of hedging instruments (net of tax recovery)	10	(0.2)	8.7
Loss on revaluation of gold stream obligation (net of tax recovery)		11.6	(4.6)
Balance, end of period		(21.6)	6.7
deficit
Balance, beginning of period		(853.3)	(846.3)
Net earnings		37.5	25.6
Balance, end of period		(815.8)	(820.7)
Total equity		2,290.4	2,132.3

See accompanying notes to the consolidated financial statements.

5	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)
Operating activities
Net earnings		37.5	25.6
Adjustments for:
Foreign exchange gain	3	(6.2)	(33.9)
Reclamation and closure costs paid	13	(0.4)	(0.9)
Reversal of inventory write down		(0.5)	-
Gain on disposal of El Morro stream	3	(33.0)	-
Depreciation and depletion		57.9	61.1
Other non-cash adjustments	14	12.3	(1.2)
Income tax expense (recovery)	12	2.3	(7.9)
Finance income	3	(0.2)	(0.3)
Finance costs	3	1.4	4.6
Unrealized loss on gold stream liability	9	3.1	15.1
		74.2	62.2
Change in non-cash operating working capital	14	7.4	(0.6)
Income taxes paid		(4.8)	(0.1)
Cash generated from operations		76.8	61.5
Investing activities
Mining interests		(143.7)	(107.4)
Proceeds from the sale of El Morro stream and other assets		65.3	0.5
Interest received		0.2	0.3
Gold price option contract and other investment costs		-	(2.1)
Cash used by investing activities		(78.2)	(108.7)
Financing activities
Proceeds received from exercise of options	11	0.1	0.8
Net proceeds received from issuance of common shares	11	165.7	-
Financing initiation costs		-	(0.3)
Interest paid		(1.5)	(0.8)
Cash generated (used) from financing activities		164.3	(0.3)
Effect of exchange rate changes on cash and cash equivalents		0.7	10.3
Change in cash and cash equivalents		163.6	(37.2)
Cash and cash equivalents, beginning of period		185.9	335.5
Cash and cash equivalents, end of period		349.5	298.3
Cash and cash equivalents are comprised of:
Cash		255.8	214.4
Short-term money market instruments		93.7	83.9
		349.5	298.3

See accompanying notes to the consolidated financial statements.

6	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2017 and 2016

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). Significant projects include the Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2. Basis of preperation and significant accounting policies

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on April 26th, 2017.

(b) Future changes in accounting policies

Revenue

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its concentrate sale agreements. The Company does not anticipate any changes in the gross amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

7	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company is assessing the effect of adoption of IFRS 16 on its consolidated financial statements however, as mining at its Cerro San Pedro Mine ceased during 2016, the Company no longer holds significant operating leases on mining equipment and therefore the adoption of IFRS 16 is not expected to have a significant impact on the Company's consolidated financial statements.

8	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(c) Revisions to prior period comparatives

In the first quarter of 2017 the Company identified an immaterial error relating to depletion of its New Afton mining interest for the year ended December 31, 2016 resulting in a reduction in 2016 net earnings of $9.7 million.

The quarterly impact on the comparative condensed consolidated income statement is outlined in the table below. The resulting overstatement of the mining interests balance of $15.4 million, overstatement of deferred tax liability of $5.3 million, and understatement of inventories totaling $0.4 million as at December 31, 2016 has been revised in the comparative condensed consolidated statement of financial position, and the associated notes to the condensed consolidated financial statements. There has been no change to the cash flows from operating, investing, and financing activities in the comparative condensed consolidated statement of cash flow.

	Three months ended	Three months ended	Three months ended	Three months ended	Year ended
(in millions of U.S. dollars)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	December 31, 2016
Impact on net earnings (Loss)
Net earnings (loss) before revision	26.8	(8.8)	5.1	(19.9)	2.7
Revision to depreciation and depletion	(3.4)	(4.1)	(3.4)	(4.1)	(15.0)
Revision to income tax recovery (expense)	2.2	(1.0)	2.4	1.7	5.3
Revision to net earnings (loss)	(1.2)	(5.1)	(1.0)	(2.4)	(9.7)
Revised net earnings (loss)	25.6	(13.9)	4.1	(22.3)	(7.0)
Basic weighted average number of shares outstanding (in millions)	509.6	511.2	513.0	513.3	511.8
Dilution of securities:
Stock options	1.1	-	2.8	-	-
Diluted weighted average number of shares outstanding (in millions)	510.7	511.2	515.8	513.3	511.8
Net earnings (loss) per share before revision:
Basic	0.05	(0.02)	0.01	(0.04)	0.01
Diluted(1)	0.05	(0.02)	0.01	(0.04)	0.01
Impact of revision to net earnings (loss) per share:
Basic	-	(0.01)	-	-	(0.02)
Diluted(1)	-	(0.01)	-	-	(0.02)
Revised net earnings (loss) per share:
Basic	0.05	(0.03)	0.01	(0.04)	(0.01)
Diluted(1)	0.05	(0.03)	0.01	(0.04)	(0.01)

1.	For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

9	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

3. Expenses

(a) Operating expenses by nature

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
Operating expenses by nature
Raw materials and consumables	37.4	37.1
Salaries and employee benefits	31.0	31.8
Repairs and maintenance	7.0	5.9
Contractors	13.2	12.1
Royalties	3.1	2.4
Operating leases	1.2	4.6
Drilling and analytical	0.3	1.2
General and administrative	5.4	5.0
Other	0.4	0.7
Total production expenses	99.0	100.8
Less: Production expenses capitalized	(9.8)	(11.5)
Less: Change in inventories and work-in-progress	(6.3)	(7.4)
Total operating expenses	82.9	81.9

(b) Finance costs and income

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
Finance costs
Interest on senior unsecured notes	13.5	13.4
Interest on Credit Facility	0.9	-
Accretion expense on decommissioning obligations (Note 13)	0.4	0.4
Other finance costs	1.4	1.0
	16.2	14.8
Less: amounts included in cost of qualifying assets	(14.8)	(10.2)
Total finance costs	1.4	4.6
Finance income
Interest income	1.4	0.3

10	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(c)  Other gains (losses)

		Three months ended March 31
(in millions of U.S. dollars)	Note	2017	2016
Other GAINS (losses)
Unrealized gain (loss) on share purchase warrants(1)		1.1	(0.4)
Gain on foreign exchange		6.2	33.9
Gain on disposal of El Morro stream	7	33.0	-
Other gain (loss) on disposal of assets		0.2	(0.1)
Gain on revaluation of investments		0.1	-
Unrealized loss on revaluation of gold stream obligation	9	(3.0)	(15.1)
(Loss) gain on revaluation of gold option contracts		(14.3)	3.3
Gain on revaluation of copper forward contracts		1.0	-
Other		(0.5)	-
Total other gains		23.8	21.6
1.	At March 31, 2017, the fair value of the Warrants was $0.2 million (2016 – $1.3 million). For the three months ended March 31, 2017, the change in fair value resulted in a gain of $1.1 million.

4. Trade and other receivables

		As at March 31	As at December 31
(in millions of U.S. dollars)	Note	2017	2016
Trade and other receivables
Trade receivables		5.9	27.4
Sales tax receivable		14.0	11.8
Unsettled provisionally priced concentrate derivatives and copper swap contracts	10	(1.3)	(4.5)
Other		2.2	2.4
Total trade and other receivables		20.8	37.1

5. Trade and other payables

		As at March 31	As at December 31
(in millions of U.S. dollars)	Note	2017	2016
Trade and other payables
Trade payables		31.5	32.0
Interest payable		21.6	8.6
Accruals		109.4	125.4
Current portion of reclamation and closure cost obligations	13	1.2	0.9
Provision for office consolidation		0.9	1.0
Derivative liabilities		0.4	1.3
Total trade and other payables		165.0	169.2

11	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

6. Inventories

		As at March 31	As at December 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)
Inventories
Heap leach ore		189.4	185.9
Work-in-process		11.6	8.7
Finished goods(1)(3)		12.5	11.5
Stockpile ore		7.1	6.7
Supplies		40.9	40.9
		261.5	253.7
Less: non-current inventories(2)		(101.9)	(103.3)
Total current inventories		159.6	150.4
1.	The amount of inventories recognized in operating expenses for the three months ended March 31, 2017 was $60.0 million (2016 – $76.5 million).
2.	Heap leach inventories of $101.9 million (December 31, 2016 – $103.3 million) are expected to be recovered after one year.
3.	Prior period comparatives have been revised as per note 2(c).

12	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

7. Mining interests

	Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2015	1,459.5	1,020.9	875.8	325.5	7.5	3,689.2
Additions	57.0	90.2	32.6	509.9	-	689.7
Disposals	-	-	(13.6)	-	-	(13.6)
Impairments	-	-	-	-	(6.4)	(6.4)
Transfers	23.7	6.0	64.3	(94.0)	-	-
As at December 31, 2016	1,540.2	1,117.1	959.1	741.4	1.1	4,358.9
Additions	9.9	21.7	6.3	121.3	-	159.2
Disposal of El Morro stream	-	(32.0)	-	-	-	(32.0)
Other disposals	-	-	(2.9)	-	-	(2.9)
Transfers	1.5	-	(1.2)	(0.3)	-	-

As at March 31, 2017	1,551.6	1,106.8	961.3	862.4	1.1	4,483.2
Accumulated depreciation
As at December 31, 2015	541.8	-	344.2	-	-	886.0
Depreciation for the year	193.1	-	100.7	-	-	293.8
Disposals	-	-	(12.2)	-	-	(12.2)
As at December 31, 2016	734.9	-	432.7	-	-	1,167.6
Depreciation for the year	39.3	-	24.4	-	-	63.7
Disposals	-	-	(2.8)	-	-	(2.8)
As at March 31, 2017	774.2	-	454.3	-	-	1,228.5
carrying amount
As at December 31, 2016(1)	805.3	1,117.1	526.4	741.4	1.1	3,191.3
As at March 31, 2017	777.4	1,106.8	507.0	862.4	1.1	3,254.7
1.	Prior period comparatives have been revised as per note 2(c).

The Company capitalized interest of $14.8 million for the three months ended March 31, 2017 (2016 –$10.2 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.40% (2016 – 6.76%).

Disposal of El Morro gold stream asset

In February 2017 the Company disposed of its El Morro gold stream asset for proceeds of $65.0 million which resulted in a net gain of $33.0 million.

13	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Carrying amount by property as at March 31, 2017:

	As at March 31, 2017
	Mining Properties
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	556.5	21.0	240.9	8.8	827.2
Mesquite	165.3	-	93.1	3.2	261.6
Peak Mines	53.7	9.8	49.1	1.9	114.5
Cerro San Pedro	1.9	-	-	-	1.9
Rainy River	-	548.3	105.0	848.5	1,501.8
Blackwater	-	527.7	15.0	-	542.7
Other(1)	-	1.1	3.9	-	5.0
Carrying amount as at March 31, 2017	777.4	1,107.9	507.0	862.4	3,254.7
1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2016:

	As at December 31, 2016
	Mining Properties
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	574.4	20.0	247.1	5.2	846.7
Mesquite	170.3	-	98.2	3.1	271.6
Peak Mines	58.6	9.8	52.5	0.3	121.2
Cerro San Pedro	2.0	-	-	-	2.0
Rainy River	-	531.0	109.6	732.8	1,373.4
Blackwater	-	524.3	15.2	-	539.5
El Morro gold stream asset	-	32.0	-	-	32.0
Other(1)	-	1.1	3.8	-	4.9
Carrying amount as at December 31, 2016(2)	805.3	1,118.2	526.4	741.4	3,191.3
1.	Other includes corporate balances and exploration properties.
2.	Prior period comparatives have been revised as per note 2(c).

14	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

8. Long-term debt

Long-term debt consists of the following:

	As at March 31	As at December 31
(in millions of U.S. dollars)	2017	2016
Long-term debt
Senior unsecured notes - due April 15, 2020 (a)	296.4	296.1
Senior unsecured notes - due November 15, 2022 (b)	493.6	493.4
Revolving Credit Facility (c)	100.0	100.0
Total long-term debt	890.0	889.5

(a) Senior Unsecured Notes – due April 15, 2020

On April 5, 2012, the Company issued $300.0 million of senior unsecured notes (“2020 Unsecured Notes”). As at March 31, 2017 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2020 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2020 Unsecured Notes are redeemable by the Company in whole or in part. The applicable redemption prices are set out below, expressed as a percentage of the principal amount of the 2020 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
April 1, 2017 – April 14, 2017	103.50%
April 15, 2017 – April 14, 2018	101.75%
April 15, 2018 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2022

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at March 31, 2017 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

15	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid had the bonds remained outstanding until 2022), plus accrued and unpaid interest, if any, to the redemption date.
•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(c) Revolving credit facility

The Company holds a $400.0 million revolving credit facility (the “Credit Facility”) which expires on August 14, 2019.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

During the quarters ending March 31, 2017 and June 30, 2017 the maximum leverage ratio will be 4.5 : 1.0. For the following two quarters, ending September 30, 2017 and December 31, 2017, the maximum leverage ratio will be 4.0 : 1.0. Following that period, the maximum leverage ratio will be 3.5 : 1.0.

Significant financial covenants are as follows:

		Twelve months ended March 31	Twelve months ended December 31
	Financial covenant	2017	2016
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	5.7 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	<4.5 : 1	2.1 : 1	2.6 : 1

16	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 2.75% over LIBOR as at March 31, 2017 (December 31, 2016 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.62% as at March 31, 2017 (December 31, 2016 – 0.73%). As at March 31, 2017, the Company has drawn $100 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $123.1 million as at March 31, 2017 (December 31, 2016 - $122.1 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

17	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

9. Gold stream obligation

In 2015 the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from the Rainy River project up to a total of 230,000 ounces of gold and then 3.25% of the project’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the project’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9 (2013). Accordingly, the Company values the liability at the present value of its expected future cash outflows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income. The gold stream obligation contained a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit is permitted to be increased to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. Furthermore, the leverage ratio contained in the above agreement with Royal Gold has also been adjusted to match the revised maximum leverage ratio under the Credit Facility, up to December 31, 2017.

The following is a summary of the changes in the Company’s gold streaming obligation:

(in millions of U.S. dollars)
Change in Stream Obligation
Balance, December 31, 2015	147.6
Fair value adjustments related to changes in the Company’s own credit risk(1)	67.8
Other fair value adjustments(2)	31.1
Balance, December 31, 2016	246.5
Payments during the period	-
Fair value adjustments related to changes in the Company’s own credit risk(1)	(17.2)
Other fair value adjustments(2)	3.0
Balance, March 31, 2017	232.3
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the consolidated income statements.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include loan accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

18	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

10. Derivative instruments

		As at March 31 As at December 31
(in millions of U.S. dollars)	Note	2017	2016
DERIVATIVE ASSETS
Gold option contracts		3.3	17.6
Diesel swap contracts		-	0.1
Unsettled provisionally priced concentrate derivatives, and swap contracts		(1.3)	(4.5)
Copper forward contracts		1.2	0.3
Total derivative assets(1)		3.2	13.5
DERIVATIVE LIABILITIES
Diesel swap contracts	5	0.2	-
Share purchase warrants	5	0.2	1.3
		0.4	1.3
Less: current portion of diesel swap contracts and share purchase warrants		(0.4)	(1.3)
Total long-term derivative liabilities		-	-
2.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a) Hedging instruments

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
Effective portion of change in fair value of hedging instruments
Foreign exchange (loss) gain on cash and cash equivalents designated as hedging instruments	-	4.1
Reclassification of realized foreign exchange loss on cash and cash equivalents designated as hedging instrument	-	4.3
Unrealized loss on diesel swap contracts (i)	(0.4)	(0.5)
Reclassification of realized loss on settlement of diesel swap contracts (i)	0.1	1.0
Deferred income tax related to derivative contracts	0.1	(0.2)
Total hedging (loss) gain in other comprehensive income	(0.2)	8.7

(i) Diesel swap contracts

In 2015, the Company entered into diesel swap contracts to hedge diesel cost at Mesquite. Realized gains and losses are reclassified from other comprehensive income to operating expenses as diesel is consumed at the mine site.

The Company realized a loss of $0.1 million on settlement of 1.0 million gallons for the three months ended March 31, 2017 (2016 – loss of $1.0 million on 1.4 million gallons). As at March 31, 2017, the hedge was fully effective and no ineffective portion was realized.

19	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(b) Share purchase warrants

The following table summarizes information about the Company’s outstanding share purchase warrants (“Warrants”).

Warrant Series	Number of Warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	C$
Outstanding Warrants
At March 31, 2017
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Total outstanding Warrants	27,850	27,850
At December 31, 2016
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Rainy River warrants	50	50	20.00	February 2, 2017
Total outstanding Warrants	27,900	27,900

The Warrants are recorded at fair value through profit or loss as the Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore, the Warrants are fair valued using the market price with gains or losses recorded in net earnings. The fair value of the Warrants is included within trade and other payables on the Consolidated Statements of Financial Position.

(c) Provisionally priced contracts

The Company had provisionally priced sales for which price finalization is outstanding at March 31, 2017. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized gains (loss) on provisionally priced sales:

	Three months ended March 31, 2017
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN on the provisional pricing of concentrate sales
Realized	2.4	4.2	6.6
Unrealized	0.5	1.8	2.3
Total gains	2.9	6.0	8.9

	Three months ended March 31, 2016
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) on the provisional pricing of concentrate sales
Realized	1.5	(2.8)	(1.3)
Unrealized	(0.4)	2.2	1.8
Total gain (loss )	1.1	(0.6)	0.5

20	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The following tables summarize the realized and unrealized loss on gold and copper swap contracts:

	Three months ended March 31, 2017
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) on swap contracts
Realized	(2.2)	(4.4)	(6.6)
Unrealized	(0.2)	(3.4)	(3.6)
Total loss	(2.4)	(7.8)	(10.2)

	Three months ended March 31, 2016
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) on swap contracts
Realized	(2.0)	(0.1)	(2.1)
Unrealized	(0.1)	(0.8)	(0.9)
Total loss	(2.1)	(0.9)	(3.0)

The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at March 31	As at December 31
	2017	2016
Volumes subject to final pricing net of outstanding swaps
Gold ounces (000s)	6.4	4.0
Copper pounds (millions)	2.5	3.0

(d)  Gold option contracts

In March 2016, the Company entered into gold price option contracts by purchasing put options at a strike price of $1,200 per ounce and selling call options at a strike price of $1,400 per ounce for 270,000 ounces of gold production between April 2016 and December 2016 (“gold option contracts”). In September 2016, the Company entered a second tranche of gold price option contracts by purchasing put options at a strike price of $1,300 per ounce and selling call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between January 2017 and June 2017. The call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the condensed consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position within ‘derivative assets’. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. During the three months ended March 31, 2017 the Company exercised put options for 60,000 ounces and recognized $4.6 million within revenue. At March 31,2017 the Company recognized a loss of $9.7 million on the revaluation of gold option contracts.

21	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The details of the remaining contracts are as follows as at March 31, 2017:

	Quantity outstanding	Remaining term	Exercise price ($)	Fair value - asset (liability) (1)
Gold option contracts outstanding
Gold call contracts - sold	60,000 oz	April – June 2017	1,400	(0.1)
Gold put contracts - purchased	60,000 oz	April – June 2017	1,300	3.4
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The 2017 contracts cover 20,000 ounces of gold per month.

(e)  Copper forward contracts

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017 at a fixed price of $2.52 per pound. In February 2017, the Company entered into further copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. Copper swaps settle against the London Metals Exchange monthly average price. The copper forward contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses on settlement of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The settlement on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its copper forward contracts on the consolidated statements of financial position within ‘derivative assets’.

The details of the remaining contracts are as follows as at March 31, 2017:

	Quantity outstanding (oz)	Remaining term	Exercise price ($)	Fair value - asset (liability)
COPPER FORWARD contracts outstanding
H1 2017	15.9 million	April – June 2017	2.52	(2.0)
H2 2017	43.7 million	July – December 2017	2.73	3.2

22	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

11. Share capital

At March 31, 2017 the Company had unlimited authorized common shares and 575.5 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
No par value common shares issued
Balance at December 31, 2015	509,469	2,841.0
Exercise of options and vested performance share units	3,827	16.3
Issuance of shares under First Nations agreements and land purchases	329	1.3
Acquisition of Bayfield	84	0.4
Balance at December 31, 2016	513,709	2,859.0
Issuance of common shares[1]	61,740	166.8
Exercise of options and vested performance share units (i)	38	0.2
Balance at March 31, 2017	575,487	3,026.0

1.	On March 10, 2017 the Company closed a bought deal financing and related agreements and issued 61.7 million common shares at a price of US$2.80 per share. Proceeds of $172.9 million are included within equity net of equity issuance costs of $8.0 million ($0.8 million of which are unpaid and included in accruals as at March 31, 2017) and the associated deferred tax recovery of $1.9 million.

(b) Share-based payment expenses

The following table summarizes share-based payment expenses for the three months ended March 31:

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
Share-based payment expenses
Stock option expense (i)	0.8	1.1
Performance share unit expense	0.6	1.1
Restricted share unit expense(1)	(0.5)	1.8
Deferred share unit expense	(0.2)	0.5
Total share-based payment expense	0.7	4.5
1.	For the three months ended March 31, 2017, $(0.5) million of restricted share unit and performance share unit expenses were recognized in operating expenses (2016 - $1.5 million).

23	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(i) Stock options

The following table presents changes in the Plan:

	Number of options	Weighted average exercise price
	(000s)	C$
Changes to the plan
Balance at December 31, 2015	16,998	5.76
Granted	2,676	4.42
Exercised	(3,626)	3.49
Forfeited	(1,014)	8.16
Expired	(179)	10.74
Balance at December 31, 2016	14,855	5.84
Granted	108	3.72
Exercised	(38)	3.69
Forfeited	(327)	3.99
Expired	(1,731)	9.63
Balance at March 31, 2017	12,867	5.37

(c) Earnings per share

The following table sets out the calculation of diluted earnings per share:

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2017	2016(1)
Calculation of diluted EARNINGS per share
Net earnings	37.5	25.6
Basic weighted average number of shares outstanding (in millions)	528.1	509.6
Dilution of securities:
Stock options	0.8	1.1
Diluted weighted average number of shares outstanding (in millions)	528.9	510.7
Net earnings per share:
Basic ($/share)	0.07	0.05
Diluted ($/share)	0.07	0.05
1.	Prior period comparatives have been revised as per note 2(c).

24	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The following table lists the equity securities excluded from the calculation of diluted earnings per share. Such equity securities were excluded as their respective exercise prices exceeded the average market price of the Company’s common shares of C$4.29 for the three months ended March 31, 2017 (2016 – C$4.03).

	Three months ended March 31
(in millions of units)	2017	2016
Equity securities excluded from the calculation of diluted earnings per share
Stock options	7.3	10.5
Warrants	27.9	28.1

25	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

12. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016(1)
Current income and mining tax expense
Canada	0.8	1.3
Foreign	10.0	2.1
Adjustment in respect of prior year	-	(2.8)
	10.8	0.6
Deferred income and mining tax expense (recovery)
Canada	(2.0)	(6.6)
Foreign	(6.5)	(1.9)
	(8.5)	(8.5)
Total income tax expense (recovery)	2.3	(7.9)
1.	Prior period comparatives have been revised as per note 2(c).

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016(1)
Income before taxes	39.8	17.7
Canadian federal and provincial income tax rates	25.8%	25.9%
Income tax expense based on above rates	10.3	4.6
Increase (decrease) due to
Permanent differences	0.1	(5.8)
Different statutory tax rates on earnings of foreign subsidiaries	(3.1)	(0.2)
Foreign exchange on non-monetary assets and liabilities	(1.4)	(7.2)
Other foreign exchange differences	0.5	4.9
Prior years adjustments relating to tax provision and tax returns	-	(2.8)
Canadian mining tax	(0.3)	(0.5)
Mexican special duty tax	(0.1)	0.3
Withholding tax	-	0.1
Change in unrecognized deferred tax assets	4.7	(1.2)
Disposal of El Morro stream	(8.4)	-
Other	-	(0.1)
Income tax expense (recovery)	2.3	(7.9)
1.	Prior period comparatives have been revised as per note 2(c).

26	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

13. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Rainy River	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2015	7.4	13.2	14.2	17.8	7.9	8.3	68.8
Reclamation expenditures	-	-	-	(2.5)	-	-	(2.5)
Unwinding of discount	0.1	0.2	0.3	0.7	0.2	0.2	1.7
Revisions to expected cash flows	(0.1)	0.2	(0.7)	4.2	11.8	0.1	15.5
Foreign exchange movement	0.2	-	(0.1)	(2.1)	0.1	0.3	(1.6)
Balance – December 31, 2016	7.6	13.6	13.7	18.1	20.0	8.9	81.9
Less: current portion of closure costs (note 7)	-	-	(0.1)	(0.8)	-	-	(0.9)
Non-current portion of closure costs	7.6	13.6	13.6	17.3	20.0	8.9	81.0
Balance – December 31, 2016	7.6	13.6	13.7	18.1	20.0	8.9	81.9
Reclamation expenditures	(0.2)	-	-	(0.2)	-	-	(0.4)
Unwinding of discount	-	0.1	0.1	-	0.1	0.1	0.4
Revisions to expected cash flows	4.0	-	0.4	1.1	2.7	-	8.2
Foreign exchange movement	0.1	-	0.8	1.2	0.2	0.1	2.4
Balance – March 31, 2017	11.5	13.7	15.0	20.2	23.0	9.1	92.5
Less: current portion of closure costs (note 7)	-	(0.1)	(0.1)	(1.0)	-	-	(1.2)
Non-current portion of closure costs	11.5	13.6	14.9	19.2	23.0	9.1	91.3

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; obligations realized through additional ore bodies mined; changes in the quantities of material in reserves and a corresponding change in the LOM; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. The fair value of an obligation is recorded when it is incurred.

For the three months ended March 31, 2017, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase of $8.2 million (three months ended March 31, 2016 – $3.6 million), which primarily related to New Afton and the Rainy River project. New Afton’s increase of $4.0 million was a result of an acquisition of a historical tailings facility adjacent to the site, and a decrease in the discount rate. Key drivers of the Rainy River liability increase of $2.7 million include additional obligations related to the continued project advancement.

27	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

14. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
Change in non-cash operating working capital
Trade and other receivables	18.0	5.5
Inventories	(4.9)	(6.1)
Prepaid expenses and other	0.3	1.4
Trade and other payables	(6.0)	(1.4)
Total change in non-cash operating working capital	7.4	(0.6)

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
other Non-cash adjustments
Unrealized (gain) loss on share purchase warrants	(1.1)	0.4
Unrealized gain on concentrate contracts	(0.8)	(0.2)
Equity settled share-based payment expense	1.2	2.2
(Gain) loss on disposal of assets	(0.2)	0.1
Loss (gain) on revaluation of gold price option contracts	14.3	(3.3)
Other	(1.1)	(0.4)
Total other non-cash adjustments	12.3	(1.2)

Reconciliation of liabilities arising from financing activities - for the period ended March 31, 2017.

(in millions of U.S. dollars)	As at December 31, 2016	Borrowings	Repayments	Fair Value changes	Interest & Accretion	As at March 31, 2017
Liabilities arising from financing actvities
Long term debt	889.5	-	-	-	0.5	890.0
Interest Payable(1)	8.6	-	(1.5)	-	14.5	21.6
Gold stream obligation	246.5	-	-	(14.2)	-	232.3
Total liabilities arising from financing activities	1,144.6	-	(1.5)	(14.2)	15.0	1,143.9
1.	Interest payable excludes non-cash financing charges such as accretion and amortization of transaction costs.

28	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

15. Segmented information

(a) Segment revenue and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended March 31, 2017
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenue	24.2	37.2	35.0	12.7	-	-	109.1
Copper revenue	46.6	-	7.6	-	-	-	54.2
Silver and other revenue	1.0	-	2.4	2.8	-	-	6.2
Total revenue(2)	71.8	37.2	45.0	15.5	-	-	169.5
Operating expenses	28.2	20.2	20.5	14.0	-	-	82.9
Depreciation and depletion	34.0	10.7	11.6	1.2	-	-	57.5
Revenue less cost of goods sold	9.6	6.3	12.9	0.3	-	-	29.1
Corporate administration	-	-	-	-	7.5	-	7.5
Share-based payment expenses	-	-	-	-	1.2	-	1.2
Exploration and business development	-	-	1.5	-	0.2	1.5	3.2
Income (loss) from operations	9.6	6.3	11.4	0.3	(8.9)	(1.5)	17.2
Finance income	-	-	-	-	0.2	-	0.2
Finance costs	(0.3)	(0.1)	(0.2)	(0.1)	(0.6)	(0.1)	(1.4)
Other gains (losses)(3)	2.2	(5.3)	(1.9)	(1.7)	(5.7)	36.2	23.8
Income (loss) before taxes	11.5	0.9	9.3	(1.5)	(15.0)	34.6	39.8
Income tax (expense) recovery	(5.1)	(1.1)	(2.7)	(2.5)	4.6	4.5	(2.3)
Net earnings (loss)	6.4	(0.2)	6.6	(4.0)	(10.4)	39.1	37.5
1.	Other includes balances relating to the development and exploration properties that have no revenue or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31, 2017.
3.	Other gains (losses) include foreign exchange revaluation, and a $33.0 million gain on the disposal of the El Morro stream.

29	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Three months ended March 31,2016(4)
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenue	27.2	30.0	20.8	22.3	-	-	100.3
Copper revenue	42.5	-	6.6	-	-	-	49.1
Silver revenue	0.9	-	0.3	3.9	-	-	5.1
Total revenue(2)	70.6	30.0	27.7	26.2	-	-	154.5
Operating expenses	24.4	15.3	20.2	22.0	-	-	81.9
Depreciation and depletion	38.3	8.9	13.0	0.8	-	-	61.0
Earnings (loss) from mine operations	7.9	5.8	(5.5)	3.4	-	-	11.6
Corporate administration	-	-	-	-	5.7	-	5.7
Share-based payment expenses	-	-	-	-	3.0	-	3.0
Exploration and business development	0.2	-	2.1	-	0.1	0.1	2.5
Income (loss) from operations	7.7	5.8	(7.6)	3.4	(8.8)	(0.1)	0.4
Finance income	-	-	-	-	0.3	-	0.3
Finance costs	(0.1)	(0.2)	(0.2)	(0.2)	(3.8)	(0.1)	(4.6)
Other gains (losses)(3)	14.9	1.2	2.4	2.4	(10.6)	11.3	21.6
Earnings (loss) before taxes	22.5	6.8	(5.4)	5.6	(22.9)	11.1	17.7
Income tax recovery (expense)	(9.6)	(0.5)	2.5	0.8	15.6	(0.9)	7.9
Net earnings (loss)	12.9	6.3	(2.9)	6.4	(7.3)	10.2	25.6
1.	Other includes balances relating to the development and exploration properties that have no revenue or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.
3.	Other gains (losses) include foreign exchange revaluation.
4.	Prior period comparatives have been revised as per note 2(c).

(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditure(1)
	As at March 31	As at December 31	As at March 31	As at December 31	Three months ended
(in millions of U.S. dollars)	2017	2016(3)	2017	2016(3)	2017	2016
Segmented assets and liabilities
New Afton	926.2	961.5	138.1	128.4	7.7	9.9
Mesquite	515.3	513.3	138.7	139.9	1.6	11.5
Peak Mines	176.4	171.0	66.6	64.4	5.4	1.7
Cerro San Pedro	55.2	60.5	29.2	29.8	0.7	0.2
Rainy River	1,633.0	1,505.1	516.7	545.6	126.3	82.2
Blackwater	549.2	547.9	53.8	55.6	1.8	1.8
Other(2)	283.4	173.9	905.0	896.0	0.2	0.1
Total assets and liabilities	4,138.6	3,933.0	1,848.2	1,859.8	143.7	107.4
1.	Capital expenditure per consolidated statement of cash flows.
2.	Other includes corporate balances and exploration properties.
3.	Prior period comparatives have been revised as per note 2(c).

30	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

16. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers among Levels 1, 2 and 3 during the three months ended March 31, 2017 or the year ended December 31, 2016. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Diesel swap contracts

The fair value of the diesel swap contracts is calculated using the Gulf Coast ULSD forward prices based on the applicable settlement dates of the contracts.

Gold option contracts and copper forward contracts

The fair value of the gold option contracts and copper forward contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold option contracts and copper forward contracts.

Gold stream obligation

The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the fifteen-year U.S Treasury rate, forward metal prices, company specific credit spread based on the yield on the Company’s 2022 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from the Rainy River project life of mine model.

Performance share units (PSU)

The fair value of the PSU liability is calculated using the quantity of base options subject to cash settlement, the weighted-average three-year achieved performance ratio (calculated using the annualized return of the Company’s share price compared to the annualized return of the S&P Global Gold Index) and the expected share price at the end of the vesting period based on analyst consensus on the future share price.

31	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at March 31, 2017		As at December 31, 2016
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		349.5		185.9
Trade and other receivables	Loans and receivables at amortized cost		22.1		41.6
Provisionally priced contracts	Financial instruments at FVTPL	2	2.3	2	4.5
Gold and copper swap contracts	Financial instruments at FVTPL	2	(3.5)	2	(9.0)
Investments	Financial instruments at FVTPL	1	1.3	1	1.1
Gold price options	Financial instruments at FVTPL	2	3.3	2	17.6
Copper forward contracts	Financial instruments at FVTPL	2	1.2	2	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		163.8		168.3
Long-term debt	Financial liabilities at amortized cost		890.0		889.5
Warrants	Financial Instruments at FVTPL	1	0.2	1	1.3
Diesel swap contracts	Financial liability at fair value through OCI	2	0.2	2	0.1
Gold stream obligation	Financial instruments at FVTPL	3	232.3	3	246.5
Performance share units	Financial instruments at FVTPL	3	2.3	3	2.1
Restricted share units	Financial instruments at FVTPL	1	1.3	1	0.9

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

The carrying values and fair values of the Company’s financial instruments are as follows:

As at March 31, 2017			As at December 31, 2016
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	349.5	349.5	185.9	185.9
Trade and other receivables	22.1	22.1	41.6	41.6
Provisionally priced contracts	2.3	2.3	4.5	4.5
Gold and copper swap contracts	(3.5)	(3.5)	(9.0)	(9.0)
Investments	1.3	1.3	1.1	1.1
Gold price options	3.3	3.3	17.6	17.6
Copper forward contracts	1.2	1.2	0.3	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	163.8	163.8	168.3	168.3
Long-term debt	890.0	901.3	889.5	920.0
Gold stream obligation	232.3	232.3	246.5	246.5
Warrants	0.2	0.2	1.3	1.3
Diesel swap contracts	0.2	0.1	0.1	0.1
Performance share units	2.3	2.3	2.1	2.1
Restricted share units	1.3	1.3	0.9	0.9
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

32	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The Company has not offset financial assets with financial liabilities, apart from the gold option contracts.

17. Contractual commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2017, these commitments totaled $139.1 million, $118.8 million of which are expected to fall due over the next 12 months. This compares to commitments of $130.2 million as at December 31, 2016, $103.2 of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses, however the Company discloses its commitments based on management’s intent to fulfill the contracts.

33	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD